CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                November 16, 2009



VIA ELECTRONIC MAIL
Houghton R. Hallock Jr., Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E. .
Washington, D.C. 20549


 Re:  First Trust NASDAQ(R) Clean Edge(R) Smart Grid Infrastructure Index Fund
      ------------------------------------------------------------------------


Dear Mr. Hallock:

         We have prepared this letter to respond to your comments received on October 29 and 30, 2009 via telephone regarding First Trust NASDAQ(R) Clean Edge(R) Smart Grid Infrastructure Index Fund (the "Fund"), a series of the First Trust Exchange-Traded Fund II (the "Trust"), filed on Form N-1A on August 25, 2009 (SEC File No. 333-143964) (the "Registration Statement"). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Fund's prospectus. For your convenience, each of your comments is provided below along with our responses to those comments:

         COMMENT 1:

                  You requested that we fax to you drafts of the Amended Exhibit A of the 12b-1 Service Plan and Letter Agreement regarding 12b-1 fees, each of which will be filed as an exhibit to the Trust's Registration Statement.

         RESPONSE 1:

                  We faxed to you the drafts of the Letter Agreement regarding 12b-1 fees and the Amended Exhibit A of the 12b-1 Service Plan, along with a copy of the 12b-1 Service Plan currently in effect for the other series of the Trust.


         COMMENT 2:

                  On the cover of the prospectus, the full name of the Exchange on which the Fund will be listed, The NASDAQ(R) Stock Market, should be provided at its first use.



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Houghton R. Hallock Jr., Esq.
November 16, 2009
Page 2 of 6



         RESPONSE 2 :

                  The prospectus has been revised in response to your comment.


         COMMENT 3:

                  The table of contents should be completed.

         RESPONSE 3:

                  The prospectus has been revised in response to your comment.


         COMMENT 4:

                  In the "Annual Fund Operating Expenses" table, indent the last line item, insert the word "net" before "operating expenses" in the second sentence of the second paragraph of the "Example" and delete the revise sentence of the second paragraph of the "Example."

         RESPONSE 4:

                  The prospectus has been revised in response to your comment.


         COMMENT 5:

                  In the "Principal Investment Strategies" section, insert the word "total" or "net" before "assets" in the first sentence, as applicable, and delete the last sentence of the first paragraph.

         RESPONSE 5:

                  The prospectus has been revised in response to your comment.


         COMMENT 6:

                  On page 3 of the prospectus, delete the second half of the "Non-Diversification Risk," revise the "Energy Sector Risk" and the "Utility Sector Risk" to more clearly discuss the risks associated with the companies that will be represented in the Fund's portfolio and "Currency Risk" should be considered a "Principal Risk" of the Fund and should be added to that section of the prospectus.

         RESPONSE 6:

                  The "Non-Diversification Risk" was revised so that it now reads, "The Fund may invest a relatively high percentage of its assets in a limited number of issuers."



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Houghton R. Hallock Jr., Esq.
November 16, 2009
Page 3 of 6



                  The "Energy Sector Risk" and the "Utility Sector Risk" have been replaced with a "Smart Grid Risk" which more accurately describes the risks associated with the companies that will be represented in the Fund's portfolio.

                  A "Currency Risk" has been added to the "Principal Risks" section of the prospectus.


         COMMENT 7:

                  The heading "Financial Intermediary Compensation" should be revised to read "Payments to Broker-Dealers and Other Financial Intermediaries" pursuant to Item 8 of Form N-1A.

         RESPONSE 7:

                  The prospectus has been revised in response to your comment.


         COMMENT 8:

                  In the "Principal Investment Strategies" section, delete the third paragraph. Also, include a general description of smart grid companies and a general description of the Index that includes a description of the eligibility criteria for the Index, information regarding rebalancing of the Index and the number of securities included in the Index. In addition, include a general description of both Clean Edge, Inc. and NASDAQ OMX Group, Inc. and the number of securities included in the Index as of a recent date.

         RESPONSE 8:

                  The following three paragraphs have been inserted as the second, third and fourth paragraphs of the Fund Investment Strategies section:

                  "The Index is designed to act as a transparent and liquid benchmark for the grid and electric energy infrastructure sector. The Index includes companies that are primarily engaged and involved in electric grid, electric meters and devices, networks, energy storage and management, and enabling software used by the smart grid infrastructure sector.

                  Each March and September, Clean Edge, Inc. ("Clean Edge") provides NASDAQ OMX Group, Inc. ("NASDAQ OMX") with a list of companies to be included in the Index. In order to be eligible for inclusion in the Index, the issuer of the security must be classified by Clean Edge as a smart grid, electric infrastructure and/or other grid-related activities company. Clean Edge then screens the companies identified as such using the eligibility criteria set forth below under "Index Information." The list of remaining companies is provided to NASDAQ OMX which then compiles the Index. NASDAQ OMX determines the respective market-capitalization weighting of each of the securities included in



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Houghton R. Hallock Jr., Esq.
November 16, 2009
Page 4 of 6



         the Index (the "Index Securities") and balances the Index accordingly each March, June, September and December. As of November 9, 2009, there were 29 securities that comprised the Index.

                  Clean Edge, founded in 2000, is the world's first research and publishing firm devoted to the clean-tech sector. The company, via its publications, events, and online services, helps companies, investors, and governments understand and profit from clean technologies. NASDAQ OMX is the world's largest exchange company with trading, technology and public company service capability spanning 6 continents."


         COMMENT 9:

                  In the "Additional Risks of Investing in the Fund" section, distinguish these risks from those risks considered "principal" risks of the fund as set forth in the "Principal Risks" section, and the "Index Tracking Risk" should be deleted.

         RESPONSE 9:

                  At the end of the first paragraph of Additional Risks of Investing in the Fund, the following language was added: "in addition to the Principal Risks set forth on page 2 of this prospectus"

                  The "Index Tracking Risk" has been deleted.


         COMMENT 10:

                  On page 6 of the prospectus, delete the second sentence of the "Concentration Risk," the second sentence of the "Passive Investment Risk" and the second to last sentence of the "Trading Issues" section.

         RESPONSE 10:

                  The prospectus has been revised in response to your comment.


         COMMENT 11:

                  Clarify that the Investment Committee described in the third paragraph of the "Management of the Fund" section is the investment committee of the Fund. Also, more clearly explain Daniel J. Lindquist's role.

         RESPONSE 11:

                  The prospectus has been revised in response to your comment.



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Houghton R. Hallock Jr., Esq.
November 16, 2009
Page 5 of 6



         COMMENT 12:

                  Revise the "Index Calculation" section to clarify which version of the Index the Fund will track.

         RESPONSE 12:

                  The following disclosure has been added to this section: "The Fund seeks investment results that correspond to the price return index."


         COMMENT 13:

                  Include an additional disclosure in the "Index Rebalancing" section to more clearly explain Index rebalancing.

         RESPONSE 13:

                  The following disclosure has been inserted after the first sentence of the first paragraph of the "Index Rebalancing" section:

                  "NASDAQ OMX determines the respective market-capitalization weighting of each security and balances the Index accordingly each March, June, September and December."


         COMMENT 14:

                  Revise the "Replication Risk" and the "Smart Grid Risk" to indicate that the Fund will be concentrated in smart grid companies.

         RESPONSE 14:

                  The prospectus has been revised in response to your comment.


TANDY ACKNOWLEDGMENT

         In connection with the Registration Statement, the Trust acknowledges that;

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



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Houghton R. Hallock Jr., Esq.
November 16, 2009
Page 6 of 6



         o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

         o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your assistance with this process. Please feel free to call me at 312-845-3484 with any questions or comments.

                                    Sincerely,

                                    CHAPMAN AND CUTLER LLP


                                    By /s/ Morrison C. Warren
                                       ----------------------------------
                                       Morrison C. Warren